3 September 2007

US Securities and Exchange Commission,
Office of International Corporate Finance,
100 F Street, NE,
Washington, DC 20549,
USA.

07026608

ICAP

ICAP plc

2 Broadgate
London EC2M 7UR

Tel: +44 (0) 20 7000 5000
Fax: +44 (0) 20 7000 5975

www.icap.com

SUPPL

Dear Sirs,

Attention: Rule 12g3-2(b) Exemptions

I am writing to apply for an application for the amendment to the existing Rule 12g3-2(b) exemption for the purposes of future electronic publication of the required disclosure documents. Our exemption file number is 08204904.

Please acknowledge safe receipt of this submission by stamping the enclosed copy letter and returning it to us in the enclosed self addressed envelope. On receipt of this acknowledgement, ICAP will then satisfy its submission obligations via its web site www.icap.com.

Yours sincerely,

DAbrehart

**Deborah Abrehart**
**GROUP COMPANY SECRETARY**



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